

From: [redacted]
Subject: Field Store House!
Date: July 19, 2025 at 11:30 AM
To: [redacted]

SO

Hi [redacted] & [redacted] -

Thanks so much for being interested in what we're developing here - I think it has something to speak into all of our work and what we care about figuring out for the land and animals at this moment.

I've attached here:
- concept paper
- deck
- sustainability approach
- Round 1 WeFunder budget allocation (with WeFunder percentage removed)

I also have the ProForma if you were interested and could connect you with our lawyer for an NDA if so - it certainly gives the bigger financial picture of course of the entire project.

We've had (are having) an incredibly successful first year on the property that has included cutting in and producing on a 1/3 acre market garden, farmstand, and hosted field dinners. The response locally has been welcoming and excited about a project that forefronts their region and is thinking progressively about food & local culture. We have a group of folks who have booked a full private dinner coming from Minneapolis in September who are prominent media, investor, and food-world folks who are interested in finding out how they can be involved.

What we were wondering if you'd be interested in at this moment is being the 'lead' contributor to the WeFunder campaign. I don't know if you're familiar with WeFunder (forgive me if this is redundant) but we've chosen to run a capital raise campaign with them for the initial funds needed to kick off inn/cafe/barn building as well as event & market garden infrastructure to meet 2026 goals. We have a lot of people in our lives who have known us through both of our careers that are inquiring about contributing to the project but are not folks who would usually have 'investor level' dollars. They are people who have 500-5000 dollars to contribute. WeFunder gives a vehicle to bring those folks contributions all together into a group for investment. We also like WeFunder because we were really not interested in people 'donating' to the project through a crowdfund model but rather would like everyone involved in and inspired by the project to be in a reciprocal relationship with it and one that contributes back to their own inspired lives and work.

To kick off the WeFunder campaign they require a pilot investor of $5000 to initiate the capital raise and also, if it ever came to it in the bylaws of the Field Store House entity, to be the one person of the group that gets to vote on any relevant issues with the rest of the larger investment group. We both thought of you as people we would like in that role and thought might align with the goals and work of the project.

The breakdown of investment sources that we are looking at is:
[redacted] - 500k (already 400k in)
WeFunder group - 500k
1-3 LP investors - 3.2 million

I'll leave it at that for now - would love to chat further and get on a call with you all if any of this seems interesting to you. Would love to chat anyhow to hear what you all are up to and see any ways we can support -

Sending love from the big Lake -
[redacted]

FSH Concept New.pdf
977 KB

FSH_Deck_2-25-25.pdf

FSH Sustainability Plan.pdf

WeFunder Budget.xlsx